

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2015

Brian Woodland
President and Chief Financial Officer
Magnolia Lane Income Fund
7 Grove Street
Topsfield, MA 01983

> **Re: Magnolia Lane Income Fund**
> **Registration Statement on Form S-1**
> **Filed June 12, 2015**
> **File No. 333-204930**

Dear Mr. Woodland:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note the disclosure that your common stock is quoted on the OTCQB, but it appears that your common stock is actually quoted on the OTC Pink. Please confirm your understanding that being quoted on the OTC Pink does not satisfy our requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. As such, your common stock needs to be offered at a fixed price until the exiting market requirement is satisfied. Please also revise throughout your prospectus to clarify that your common stock is quoted on the OTC Pink not the OTCQB. In the alternative please explain to us why you believe your common stock is quoted on the OTCQB and not the OCT Pink.

<u>Signatures, page 28</u>

2. Although you have correctly included the first half of the signature block required by Form S-1, you have not included the second half of the signature block. Please revise to add the second half of the signature block which begins with the language "Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated." Below that additional language you should again include the signature of Brian Woodland, indicating that he is signing in his capacity as your principal executive officer, principal financial officer, principal accounting officer, and director.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Gregg E. Jaclin, Esq.
   Szaferman, Lakind, Blumstein & Blader, PC